Exhibit (a)(5)(S)

– Convenience Translation –

(Only the German version is legally binding)

Novartis BidCo AG

Announcement pursuant to Sec. 23 para. 1 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN ANY OTHER JURISDICTION OR INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.

On 11 April 2024, Novartis BidCo, Basel, Switzerland, (“Bidder”) has published the offer document regarding its takeover offer (cash offer) to the shareholders of MorphoSys AG, Planegg, Germany (“MorphoSys”) for the acquisition of all no-par value bearer shares (ISIN DE0006632003) (“MorphoSys Shares”) including all no-par value bearer shares represented by American Depositary Shares (ISIN US6177602025) (“MorphoSys ADS”) in MorphoSys against payment of a cash consideration in the amount of EUR 68.00 per MorphoSys Share. The acceptance period of the offer expired on 13 May 2024, 24:00 hours (local time Frankfurt am Main, Germany) and 18:00 hours (local time New York, United States of America).

I. Announcement pursuant to Sec. 23 para. 1 sentence 1 no. 2 WpÜG

1.	Until the expiry of the acceptance period on 13 May 2024, 24:00 hours (local time Frankfurt am Main, Germany) and 18:00 hours (local time New York, United States of America) (“Reference Date”), the acceptance of the takeover offer has been validly declared in accordance with Sec. 13.1.2 of the offer document for a total of 25,445,737 MorphoSys Shares. This corresponds to approx. 67.47 % of the share capital and the voting rights.

2.	As of the Reference Date, the acceptance of the offer has been declared in accordance with Secs. 13.3.2 and 13.3.3 of the offer document for 165,076 MorphoSys Shares, but only becomes effective after the end of the acceptance period by re-booking the MorphoSys Shares to ISIN DE000A4BGGU0. This corresponds to approx. 0.44 % of the share capital and the voting rights.

3.	As of the Reference Date, the Bidder held a total of 4,360,100 MorphoSys Shares. This corresponds to approx. 11.56 % of the share capital and the voting rights.

4.	Apart from this, as of the Reference Date, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 WpÜG nor their subsidiaries held MorphoSys Shares and no further voting rights based on MorphoSys Shares were attributable to them pursuant to Sec. 30 WpÜG. Furthermore, as of the Reference Date, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 WpÜG nor their subsidiaries directly or indirectly held further instruments relating to voting rights in relation to MorphoSys to be disclosed pursuant to Secs. 38 and 39 of the German Securities Trading Act (Wertpapierhandelsgesetz – “WpHG”).

5.	Therefore, the total number of MorphoSys Shares, for which the takeover offer has been accepted as of the Reference Date (see above 1. and 2.), plus the MorphoSys Shares held by the Bidder as of the Reference Date (see above 3.) amounts to 29,970,913 MorphoSys Shares. This corresponds to approx. 79.46 % of the share capital and the voting rights and approximately 79.58 % of all MorphoSys Shares existing as of the Reference Date, with the exception of treasury shares held by MorphoSys as of the Reference Date.

6.	As of the Reference Date, the number of MorphoSys Shares relevant for the minimum acceptance threshold pursuant to Sec. 12.1.1 of the offer document amounted to 29,970,913 MorphoSys Shares. This corresponds to approx. 79.58 % of the share capital and voting rights (less the treasury shares of MorphoSys).

II. Fulfillment of the offer conditions

As of the Reference Date, all offer conditions pursuant to Sec. 12 of the offer document have been fulfilled.

1.	As of the Reference Date, the number of MorphoSys Shares relevant for the minimum acceptance threshold of 65 % pursuant to Sec. 12.1.1 of the offer document amounts to 29,970,913 MorphoSys Shares. This corresponds to approx. 79.58 % of the share capital and voting rights (less the treasury shares of MorphoSys) (see above I.6.). The minimum acceptance condition pursuant to Sec. 12.1.1 has therefore been fulfilled.

2.	Further, as of the Reference Date, the no insolvency condition pursuant to Sec. 12.1.2 of the offer document, the no illegality condition pursuant to Sec. 12.1.3 of the offer document and the no material compliance violation condition pursuant to Sec. 12.1.4 of the offer document have been fulfilled.

III. Settlement of the offer

As described in more detail in Sec. 13.1.5 of the offer document, the offer consideration for the MorphoSys Shares that have been tendered into the offer during the acceptance period in accordance with Sec. 13.1. and Sec. 13.2 of the offer document will be transferred through Clearstream Banking AG, Frankfurt am Main, Germany (“Clearstream”) to the relevant custodian investment service provider (“Custodian Bank”) without undue delay, but no later than on 23 May 2024. It is the responsibility of the Custodian Banks to credit the offer consideration to the relevant holder of MorphoSys Shares without undue delay.

As described in more detail in Sec. 13.3.6 of the offer document, with respect to the MorphoSys Shares represented by MorphoSys ADSs properly tendered for sale during the acceptance period in accordance with Sec. 13.3 of the offer document and not validly withdrawn, the offer consideration will be paid to the ADS tender agent’s cash account in Germany via Clearstream without undue delay, however no later than on 23 May 2024. It is the ADS tender agent’s responsibility to transfer the offer consideration, after deduction of all applicable costs or withholding taxes, to the holder of MorphoSys ADSs without undue delay.

IV. Expiration of the stock exchange trading

As described in more detail in Sec. 13.1.9 of the offer document, trading of MorphoSys Shares tendered within the acceptance period on the regulated market (Regulierter Markt) of the FSE (Frankfurter Wertpapierbörse) with additional post-admission obligations (Prime Standard) ceased after end of trading on 14 May 2024.

V. Additional acceptance period

Pursuant to Section 16 para. 2 sentence 1 WpÜG, all holders of MorphoSys Shares and MorphoSys ADSs who have not yet accepted the offer within the acceptance period may still accept the offer within two weeks after this announcement, i.e., until

30 May 2024,

24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York local time),

in accordance with the terms of the offer document.

Basel, 16 May 2024

Novartis BidCo AG

Board of Directors

Important notice:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in MorphoSys AG (“MorphoSys”). The terms and conditions of the takeover offer, as well as further provisions concerning the takeover offer, are published in the offer document, the publication of which has been permitted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Holders of MorphoSys Shares and MorphoSys ADSs (together “MorphoSys Securityholders”) are strongly advised to read the offer document and all other documents regarding the takeover offer, as they contain important information.

The offer relates to shares in a German company and is subject to the statutory provisions of the Federal Republic of Germany governing the conduct of such an offer. For this reason, the offer will be carried out in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (“WpÜG”) and the Regulation on the Content of the Offer Document, the Consideration to be granted in Takeover Offers and Mandatory Offers and the Exemption from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots – WpÜG-Angebotsverordnung) (“WpÜG Offer Regulation”).

Furthermore, the offer is carried out in accordance with the securities laws of the United States of America (“United States”), including the provisions applicable to tender offers of the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”) and the rules and regulations promulgated thereunder. In order to reconcile certain areas where German law and U.S. law conflict, Novartis BidCo AG (“Bidder”) applied for exemptive or no-action relief from the U.S. Securities and Exchange Commission (“SEC”) prior to the publication of the offer document, which was granted on 9 April 2024 (in total the “U.S. Offer Rules”). Against this background, the Bidder is exempt from compliance with certain provisions of the U.S. Exchange Act for tender offers. As a result, the offer is principally subject to disclosure requirements and other procedural requirements (e.g. with respect to settlement, withdrawal rights and acceptance periods) of the Federal Republic of Germany, which differ not insignificantly from the corresponding U.S. laws.

The Bidder and its affiliates within the meaning of US law (“Affiliates”) or brokers (acting as agents of the Bidder or its Affiliates) may acquire, or make arrangements to acquire, MorphoSys Shares other than in the course of the offer, via the stock exchange at market prices or outside the stock exchange on negotiated terms during the period in which the offer remains open for acceptance or afterwards, provided that (i) such acquisitions or arrangements to acquire (if made during the pendency of the offer) are made outside of the United States; and (ii) such acquisitions or arrangements to acquire comply with the applicable statutory provisions, in particular the WpÜG and, to the extent applicable, the U.S. Offer Rules. This also applies to other securities convertible into, exchangeable for or exercisable for shares of MorphoSys. The Offer Price must be adjusted to any higher purchase price or an additional payment claim in respect of tendered MorphoSys Shares arises in the amount of the difference between the offer price and the higher purchase price paid outside the offer. To the extent such acquisitions should occur, information about them, including the number and price of the acquired MorphoSys Shares, will be published according to the applicable statutory provisions, especially Sec. 23 para. 2 WpÜG in conjunction with Sec. 14 para. 3 sentence 1 WpÜG, in the German Federal Gazette (Bundesanzeiger) and on the internet at www.novartis.com/investors/morphosys-acquisition. In addition, the financial advisors of the Bidder may also act in the ordinary course of trading in securities of MorphoSys, which may include purchases or agreements to purchase such securities.

MorphoSys Securityholders who are residing in the United States, or another country outside of the Federal Republic of Germany, may have difficulties to enforce rights and claims arising under (i) the laws of the country of residency or (ii) U.S. federal securities laws (e.g., because MorphoSys is incorporated in the Federal Republic of Germany, the Bidder is incorporated in Switzerland and some or all of the Bidder’s officers and directors may be residents of a country other than the country of residency of the MorphoSys Securityholders). A MorphoSys Securityholder may not be able to sue, in a court in the country of residency, a foreign company or its officers or directors for violations of the laws of the country of residency. Further, it may be difficult to compel a foreign company and its Affiliates to subject themselves to a judgment of a court of the country of residency.

The receipt of the offer price pursuant to the offer may be a taxable transaction under applicable tax laws, including those of the country of residence. It is strongly recommended to consult an independent professional advisor immediately regarding the tax consequences of acceptance of the offer. None of the Bidder, any persons acting jointly with the Bidder within the meaning of Sec. 2 para. 5 sentence 1 and sentence 3 WpÜG or any of the Bidder’s or their directors, officers or employees accept responsibility for any tax effects on or liabilities of any person as a result of the acceptance of the offer.

This publication is available

on the internet at: www.novartis.com/investors/morphosys-acquisition on: 16 May 2024.

Basel, 16 May 2024

Novartis BidCo AG

Board of Directors